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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*




                           SMITHWAY MOTOR XPRESS CORP.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)


                                    832653109
                                 (CUSIP Number)


                                December 31, 2001
            (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ] Rule 13d-1(b)


[ ] Rule 13d-1(c)


[x] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                                                              832653109
--------------------------------------------------------------------------------
1.  Names of Reporting Persons            William G. Smith and Marlys L. Smith +
    I.R.S. Identification Nos. of above persons (entities only)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
                   5.  Sole Voting Power                              2,137,754*
Number of          -------------------------------------------------------------
Shares             6.  Shared Voting Power                                     0
Beneficially       -------------------------------------------------------------
Owned by           7.  Sole Dispositive Power                         2,137,754*
Each               -------------------------------------------------------------
Reporting          8.  Shared Dispositive Power                                0
Person With
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person      2,137,754*
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares (See Instructions)                                        [ ]
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)                     44.1%*
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                               IN
--------------------------------------------------------------------------------

+ Shares reported are based upon the December 31, 2001, holdings of William G. and Marlys L. Smith. All shares are held by William G. and Marlys L. Smith as joint tenants with right of survivorship, with the exception of (a) 87,123 shares and 4,948 shares of Class A Common Stock allocated to the account of Mr. Smith and Mrs. Smith, respectively, under the Company's 401(k) plan, (b) 7,285 shares of Class A Common Stock owned solely by Mrs. Smith, and (c) 190,000 shares of Class A Common Stock registered in the name of Melissa Turner, as voting trustee, for the Smith Family Limited Partnership, beneficial ownership of which is disclaimed.

* Includes (i) 848,398 shares of Class A Common Stock owned as joint tenants with right of survivorship, (ii) 87,123 and 4,948 shares of Class A Common Stock allocated to the account of Mr. Smith and Mrs. Smith, respectively, under the Company's 401(k) plan, (iii) 7,285 shares of Class A Common Stock owned solely by Mrs. Smith, (iv) 190,000 shares of Class A Common Stock registered in the name of Melissa Turner, as voting trustee, for the Smith Family Limited Partnership, beneficial ownership of which is disclaimed, and (v) 1,000,000 shares of Class B Common Stock owned as joint tenants with right of survivorship, which are not registered under Section 12 of the Securities Exchange Act of 1934. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock
(a) at any time at the election of the holder and (b) automatically upon transfer to any person other than Mr. Smith or members of his immediate family. As a result, Mr. and Mrs. Smith control stock possessing 53.7% of the combined voting power of all outstanding Company stock. Mr. and Mrs. Smith are referred to as the "Reporting Person."

Item 1.
         (a)  Name of Issuer                         Smithway Motor Xpress Corp.
         (b)  Address of Issuer's Principal
              Executive Offices                                2031 Quail Avenue
                                                           Fort Dodge, IA  50501

Item 2.
         (a)  Name of Person Filing        William G. Smith and Marlys L. Smith+
         (b)  Address of Principal Business Office or,
              if none, Residence                               2031 Quail Avenue
                                                           Fort Dodge, IA  50501
         (c)  Citizenship                               United States of America
         (d)  Title of Class of
              Securities         Class A Common Stock, par value $.01 per share*
         (e)  CUSIP No.                                                832653109

Item 3.  If this statement is filed pursuant to
         Section 240.13d-1(b) or 240.13d-2(b) or (c),
         check whether the person filing is a:                               N/A

Item 4.  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
         (a)  Amount beneficially owned:                              2,137,754*
                                                                ----------------
         (b)  Percent of class:                                           44.1%*
                                                                ----------------
         (c)  Number of shares as to which the person has:
                                                                ----------------
              (i)   Sole power to vote or to direct the vote          2,137,754*
                                                                ----------------
              (ii)  Shared power to vote or to direct the vote                 0
                                                                ----------------
              (iii) Sole power to dispose or to direct the
                    disposition of                                    2,137,754*
                                                                ----------------
              (iv)  Shared power to dispose or to direct the
                    disposition of                                             0
                                                                ----------------

+ Shares reported are based upon the December 31, 2001, holdings of William G. and Marlys L. Smith. All shares are held by William G. and Marlys L. Smith as joint tenants with right of survivorship, with the exception of (a) 87,123 shares and 4,948 shares of Class A Common Stock allocated to the account of Mr. Smith and Mrs. Smith, respectively, under the Company's 401(k) plan, (b) 7,285 shares of Class A Common Stock owned solely by Mrs. Smith, and (c) 190,000 shares of Class A Common Stock registered in the name of Melissa Turner, as voting trustee, for the Smith Family Limited Partnership, beneficial ownership of which is disclaimed.

* Includes (i) 848,398 shares of Class A Common Stock owned as joint tenants with right of survivorship, (ii) 87,123 and 4,948 shares of Class A Common Stock allocated to the account of Mr. Smith and Mrs. Smith, respectively, under the Company's 401(k) plan, (iii) 7,285 shares of Class A Common Stock owned solely by Mrs. Smith, (iv) 190,000 shares of Class A Common Stock registered in the name of Melissa Turner, as voting trustee, for the Smith Family Limited Partnership, beneficial ownership of which is disclaimed, and (v) 1,000,000 shares of Class B Common Stock owned as joint tenants with right of survivorship, which are not registered under Section 12 of the Securities Exchange Act of 1934. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock
(a) at any time at the election of the holder and (b) automatically upon transfer to any person other than Mr. Smith or members of his immediate family. As a result, Mr. and Mrs. Smith control stock possessing 53.7% of the combined voting power of all outstanding Company stock. Mr. and Mrs. Smith are referred to as the "Reporting Person."

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person     N/A

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent
         Holding Company or Control Person                                   N/A

Item 8.  Identification and Classification of Members of the Group           N/A

Item 9.  Notice of Dissolution of Group                                      N/A

Item 10  Certifications                                                      N/A


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, and that this statement is filed on behalf of myself and the other signatories hereto.

                                                February 14, 2002
                                   ---------------------------------------------
                                                      Date



                                              /s/ William G. Smith
                                   ---------------------------------------------
                                                    Signature
                                           William G. Smith, Individually
                                   ---------------------------------------------
                                                    Name/Title




                                               /s/ Marlys L. Smith
                                   ---------------------------------------------
                                                    Signature
                                           Marlys L. Smith, Individually
                                   ---------------------------------------------
                                                   Name/Title